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                                                                 EXHIBIT 99.1(a)

             AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN
                                       OF
                               BSQUARE CORPORATION

Section 5 of the Amended and Restated Stock Option Plan of BSQUARE Corporation is hereby deleted and replaced in its entirety as follows:

"5.     STOCK.

        The Company is authorized to grant Options to acquire up to a total of 5,625,000 shares of the Company's authorized but unissued, or reacquired, Common Stock; provided, however, that the number of shares reserved for issuance under the Plan during each of the Company's fiscal years beginning on January 1, 2000 shall be increased annually by an amount equal to the lesser of (A) four percent (4%) of the Company's outstanding shares at the end of such fiscal year or (B) an amount determined by the Board of Directors. The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 6(m). In the event that any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section 4; provided, however, that any expired or terminated Options will be counted against the maximum number of shares with respect to which Options may be granted to any particular person as set forth in Section 4."

Date approved by the Board of Directors of the Company:  February 3, 2000

Date approved by the Shareholders of the Company:  May 2, 2000